Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

Conference Call Transcript CME—Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call Event Date/Time: Mar. 22. 2007 / 8:30AM ET

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

CORPORATE PARTICIPANTS

John Peschier

Chicago Mercantile Exchange Holdings—Director, IR

Terry Duffy

Chicago Mercantile Exchange Holdings—Chairman

Craig Donohue

Chicago Mercantile Exchange Holdings—CEO

Jamie Parisi

Chicago Mercantile Exchange Holdings—CFO

Kim Taylor

Chicago Mercantile Exchange Holdings—President & Managing Director, Clearing House

Phupinder Gill

Chicago Mercantile Exchange Holdings—President & COO

CONFERENCE CALL PARTICIPANTS

Rich Repetto

Sandler O’Neill—Analyst

Mark Lane

William Blair & Co.—Analyst

Richard Herr

KBW—Analyst

Ken Worthington

JPMorgan—Analyst

Mike Vinciquerra

BMO Capital Markets—Analyst

Scott Appleby

Deutsche Bank—Analyst

Howard Chen

Credit Suisse—Analyst

Edward Ditmire

Fox-Pitt Kelton—Analyst

Jonathan Casteleyn

Wachovia Securities—Analyst

PRESENTATION

Operator

Good day everyone and welcome to the Chicago Mercantile Exchange analyst call. As a reminder, this call is being recorded. At this time for opening remarks and introductions, I would like to turn the conference over to Mr. John Peschier. Please go ahead, sir.

John Peschier—Chicago Mercantile Exchange Holdings—Director, IR

Thank you for joining us this morning. Our team including Terry Duffy, Craig Donohue, Phupinder Gill, Jamie Parisi and Kim Taylor will update you on our merger process with the Chicago Board of Trade. We have posted slides associated with this call on the IR portion of our website.

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

Before the team begins, I will read the Safe Harbor language. Statements made on this call or included on the accompanying slides that are not historical facts are forward-looking statements. These statements are not guaranties of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement. More detailed information about factors that may affect our performance may be found in our filings with the SEC, including our most recent Form 10-K and registration statement on Form S-4 relating to the CME/CBOT merger which is available on our website.

In addition, statements made on this call or included on the accompanying slides relating to the ICE offer reflect the views of our management. Now I would like to turn the call over to Terry.

Terry Duffy—Chicago Mercantile Exchange Holdings—Chairman

Thanks, John. We are pleased you are with us this morning as we provide an update on our efforts to complete the merger with the Chicago Board of Trade. We believe the combination of CME and CBOT is superior to the proposal from ICE, and we intend to walk you through the reasons.

If you turn to slide four, you can see the characteristics of our combination which make it strategically attractive and financially compelling for shareholders, members and customers. We are all aware that the global derivatives industry has grown increasingly competitive. Exchanges, clearing firms and even end-users are consolidating, and the over-the-counter markets and unregulated entities are constantly evolving. With the merger of the CME and CBOT, we will be better positioned to compete in this space on a global basis.

Our transaction maximizes savings for end-users which drops to their bottom lines. Our capabilities to integrate this transaction effectively based on our considerable scale is expected to minimize disruption and distractions for our customers. These customers have come to rely on us based on our combined 200 years of history. In addition, customers will enjoy unparalleled access to innovative futures and options products in every major asset class. This includes the US dollar denominated interest rate yield curve with Eurodollars and treasuries, as well as equities including the S&P 500, NASDAQ 100, Russell 2000, and the Dow Jones Industrial Average, along with foreign exchange, agriculture, energy, metals and alternative products like weather and real estate.

In addition to the product diversity, we also would have compelling market data offerings for our customers. We have provided realistic annual cost savings associated with this transaction as we combine two trading floors into one and move the CBOT products onto the world class Globex platform in the first quarter of 2008. We expect our deal to be accretive on a GAAP basis between 12 and 18 months following the close.

Shareholders and customers will reap the benefits of a faster integration with CME. CME has a history of integrating large-scale operations flawlessly and quickly, including taking on the CBOT’s clearing business in 2003 and adding Nymex to Globex last year. ICE is smaller, and untested clearing and technology capabilities will require substantial investment and ramp-up time distracting CBOT from pursuing growth opportunities and leveraging scale advantages. We believe we have a more robust trading platform.

In terms of integration, we have been engaged in integration planning with the CBOT since last October and are ready to go, while ICE has a tremendous amount of work to do with only a history of minor integrations. We look forward to making these and other important points about the ICE bid directly to the CBOT members and shareholders later this afternoon.

At this point I’m going to turn the call over to Craig who will address the issues ICE raised about their regulatory approval process and the CBOE exercise rights. He will also discuss the ICE currency to be utilized in their proposed transaction. Following that, Jamie Parisi, our CFO, will address the questionable synergy estimates that ICE has provided. Kim Taylor, the President of our Clearing House, and Phupinder Gill, our President and Chief Operating Officer, will provide detail about the major differences between CME and ICE in terms of execution risk and customer benefits. Craig?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Thank you, Terry, and thank you for joining us today. We are grateful to have this opportunity to explain why we believe ICE’s unsolicited offer for the CBOT is significantly inferior to our merger agreement financially, strategically and operationally.

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

Turning to slide six, throughout this call you will hear from me and my other colleagues that we believe ICE’s offer to CBOT shareholders is based on a weaker currency. ICE limits CBOT’s comparative future growth potential and value creation opportunities. ICE significantly exaggerates the estimated synergies, and ICE poses significant execution and integration risks that could adversely affect customers and shareholders.

Before turning to these important points, I want to address two other matters that ICE has raised. In making ICE’s announcement last week, Jeff Sprecher stated that its proposal does not raise antitrust issues and that our merger agreement with the CBOT has significant risks associated with the DOJ approval. In the days that followed, Mr. Sprecher was quoted in the Wall Street Journal as saying that he has a relationship with the Department of Justice. In the Financial Times, he was quoted as saying he has an intimate relationship with the Department of Justice. And later still he was quoted as saying that he has first-hand knowledge of the DOJ’s concerns and that anyone can raise its price for a deal they cannot close. Obviously ICE hopes to make CBOT’s shareholders believe that ICE has a special relationship with professional government officials that gives it first-hand knowledge, not conjecture or opinion, but first-hand knowledge of what the DOJ is going to do in our case. I’m confident that they do not have a special relationship with DOJ that grants them special insight into how the DOJ will respond to our merger proposal.

I’m equally confident about the work that we have done to carefully evaluate the merits of our case. We have said many times that we compete in a global market with domestic and foreign securities and futures exchanges, offering both competing and look-a-like contracts, and that we’re increasingly competing with the five times larger and faster growing over-the-counter derivatives market which is illustrated on slide seven.

In contrast, ICE has said that its proposal will ensure continued competition in US futures markets as though there are no other competitors foreign or otherwise. As many of you know, ICE Futures is a foreign exchange. Apparently this is truly a global market for competing when it suits ICE’s competitive advantage against Nymex but a mere domestic market for futures when it suits ICE’s deal for completing M&A deals in the US that capitalize on its inflated currency. We are confident that the Department of Justice will stick to a professional evaluation of the merits of our case. We remain confident in a favorable outcome at the DOJ and in our ability to close our merger by the end of the first half of this year.

The CME and the CBOT are governed and managed by professional, careful and diligent people that have created two of the greatest exchanges in the world. In the last five years, these leadership teams have led global markets by demutualizing, investing in technology and continually offering new products, services and efficiencies to our customers while creating significant value for our shareholders. We have each guided our members and shareholders through difficult times always with a steady hand and a focus on our future. Our risk-taking has been calculated and deliberate, and our successes speak for themselves. I want to personally assure you that we have worked exhaustively to evaluate the merits of our pending case well before the execution of our definitive merger agreement with the CBOT. Both CME and CBOT are represented by knowledgeable and experienced antitrust counsel, as well as leading economists who understand our markets, our products, our customers and the competitive environment that we operate in. Neither the CME nor the CBOT Board of Directors would have entered into this definitive merger agreement if we were not confident that we could successfully complete this historic transaction.

As a final point on this matter, I want to address ICE’s hollow claim that CBOT’s shareholders are being asked unfairly to vote on the CME/CBOT merger prior to knowing the outcome of the DOJ review or whether the DOJ will impose unacceptable conditions.

Let me be very clear. The Board of Directors of both the CME and the CBOT have agreed that neither party is obligated to complete our merger transaction in the unlikely event that the DOJ were to impose a materially burdensome condition on us.

Let me be equally clear that we will not accept any condition that fundamentally changes our business or operations or our ability to compete successfully and create value for our shareholders.

Moving onto slide eight, ICE has claimed that its offer preserves the so-called exercise rights is disingenuous. First and foremost, we believe that ICE has not presented any meaningful differences in terms of a definitive structure related to the exercise rights. They have also made a non-binding offer to the CBOT to discuss an alternative, but as yet undescribed transaction structure that they claim has the potential to enhance the preservation of the exercise rights.

But here are the facts. They have not offered a guarantee, they have not offered a different structure than CME, and they have not offered any consent or agreement of the Chicago Board Options Exchange that either their current or alternative structure will preserve the exercise rights. As a matter-of-fact, there is nothing really there.

I want you to understand that once again we spent a considerable amount of time working closely with the CBOT, its special transaction committee of the Board, and CBOT’s outside counsel to examine the impact of our transaction structure on the exercise rights. Some of those discussions are disclosed in our S-4 registration statement.

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

We structured the transaction to preserve the rights. ICE’s existing proposal offers CBOT shareholders nothing concrete above and beyond what the CME/CBOT merger agreement provides. Both the CME and CBOT have said that our agreement is consistent with the preservation of the exercise rights, and we believe we are correct. But I want to be equally clear that we will consider an alternative structure if the Chicago Board Options Exchange is willing to confirm that the alternative structure will preserve the value of the exercise rights.

Finally, I want to inform you that we were confident enough in our position on this matter that we agreed to commit at least $15 million to litigating this matter in order to ensure that full CBOT members are protected.

Finally, I’m going to make some points about the ICE currency which I believe CBOT’s shareholders will likely focus on. ICE is not offering $9.9 billion. It is offering stock that will more than double the outstanding shares of a small company. We believe the CBOT’s members and shareholders know the difference between taking stock of a very strong and durable business and great global franchise like the CME and the alternative offered by ICE. CBOT’s shareholders are being asked to trade half their Company to acquire ICE and the growth prospects of a much smaller and narrowly focused company that takes a significant integration and execution risk.

Keep in mind that ICE’s value proposition is premised on their ability to timely achieve $240 million in annual synergies, including $50 million of unspecified revenue synergies.

Unlike CBOT and CME, which have steadily built their businesses and franchises for more than a century, ICE is six-years-old. It is a narrowly focused exchange with a heavy concentration of products and revenues in only a part of the energy market. In fact, it is smaller than Nymex, its closest competitor. While ICE would like you to believe that its growth will continue, the truth is it is losing market share to Nymex and the WTI Futures contract. You can see on slide nine that since their launch of the physically settled contracts on Globex in September 2006, Nymex’s WTI volume is up 395% from August 2006 to February 2007, while ICE’s WTI volume is only up 29%.

The next slide shows the ICE NYBOT volume over the last nine months compared to CME’s foreign exchange, our third-largest product line. While they certainly have exhibited growth, you can see stronger FX growth and a relatively similar size when comparing CME FX volume alone with the total ICE futures and NYBOT volume in March.

ICE’s core business and logical growth opportunities are now bounded by Nymex and other large OTC energy players. We believe ICE adds little or no value to the CBOT either as a merger partner or as a valuable currency.

Slide 11 references that 84% of ICE NYBOT revenues come from energy products, while 36% of ICE’s Futures business comes from WTI Futures. When the merchant energy crisis occurred in 2002, ICE’s OTC volumes declined 45%, and OTC revenues declined from $84 million to $34 million. We believe the CBOT Board and its shareholders will take notice of these facts. In addition to these rather fundamental considerations, slide 12 illustrates ICE’s stock is 30% more volatile than CME stock, reflecting we believe this lack of diversity and lack of seasoning.

Note the ICE stock did not perform well following the recent volatility in the market. CME and CBOT make each other stronger, and each brings a wealth of contributions to our combined company. ICE brings very little to the CBOT and its shareholders.

Turning to slide 13, CME and CBOT are the first and third largest futures exchanges in the world by average daily volume. ICE is 10th. CME and CBOT are the most well diversified exchanges in the world in terms of product volumes and revenues. ICE has a narrow energy product set, and as discussed earlier, their long-term future organic growth potential is, therefore, limited. Nymex is the leading energy exchange, and we generate revenue based on their continued success. CME and CBOT are truly global exchanges operating in more than 88 countries on a combined basis and with customers cutting across all asset classes.

In contrast, ICE covers a far smaller part of the global and only reaches a much narrower set of customers. CME and CBOT have the best combined assets to take advantage of the many growth opportunities that exist in the market today. We have the products, the customers, the distribution, the technology and the clearing capabilities to grow our core businesses and to enter whole new arenas that will further enable us to provide value to our customers and shareholders. ICE’s proposal is that the CBOT shareholders should take its less valuable currency, trust ICE to build the technology and clearing capabilities to support the CBOT’s existing business and future growth prospects, and to help CBOT grow even though ICE’s capabilities are largely limited to the energy arena.

In the last two years, CME has used its technology and clearing capabilities to enter the largest OTC markets in the world, foreign exchange, interest rate swaps, credit derivatives and OTC clearing. Together CME and CBOT have the opportunity to expand further into cash treasuries,

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

corporate and government bonds and interdealer broker markets in financial as well as agricultural commodities. ICE does not help CBOT in any of these areas. ICE’s logical areas of growth are only a fraction of the size and total opportunity represented by CME and CBOT on a combined basis.

Thank you for your patience. We have more to present. I’m now going to turn this over to Jamie Parisi, our CFO, who will talk about how we believe ICE’s estimated synergies appear significantly exaggerated.

Jamie Parisi—Chicago Mercantile Exchange Holdings—CFO

Thank you, Craig. I think those of you who have followed CME over the years know we’re not prone to overlay aggressive estimates. We base our estimates on reality with a clear path to execution. We just don’t see the reality in the synergy numbers ICE is suggesting in their proposed combination with the Chicago Board of Trade. When we signed our merger agreement with CBOT, we outlined our expense savings of at least $125 million and broke them into technology, administrative and trading flow-related categories as seen on slide 16. I’m telling you today that after much in-depth work involving the input of over 100 employees from both CME and CBOT, we are extremely confident we will be able to deliver on these synergy estimates.

We encourage you to take a look at ICE’s synergies and logically determine how they compare to CME’s and ask yourselves how ICE can possibly arrive at such numbers.

Turning to slide 17, we simply don’t believe ICE can attain the $240 million of synergies. In fact, we believe a realistic range for the synergies is in the 60 to $105 million range. We are confident that once the CBOT has the chance to perform an in-depth analysis of ICE’s proposal, they will come to a similar conclusion.

Taking the midpoint of our estimates of the ICE synergies and the pro forma EPS of CBOT/ICE stated on a GAAP basis, we believe the implied value of the ICE currency offered to the CBOT shareholders would be less than the offer price currently implied by the market.

Now let’s take a little deeper dive into ICE’s purported synergies. First, looking on the revenue side, there is no quantifiable basis for ICE’s estimate. We have said all along that revenue synergies are more speculative in nature and difficult to quantify, but we would search out and deliver on revenue synergies to the best of our abilities. We believe CME’s ability to generate revenue synergies is superior to ICE’s opportunity. CME’s electronic system is faster, more reliable and more widely distributed. CME’s products provide greater opportunity to innovate with CBOT products along the entire yield curve to create offerings they compete with the OTC interest rate market.

Next, ICE indicated expense savings of $190 million. This amount represents 43% of the combined company’s 2006 expense base, adjusting for synergies previously announced by ICE for the NYBOT transaction. This is well above other precedent transactions in the space, which you can see on slide 18.

The $190 million ICE cited included $100 million of operating cost savings, as well as $90 million of clearing cost savings. This is odd because the $100 million is greater than ICE’s total 2006 cash expenses, and they have not mentioned the enormous investments required to scale their business for the future nor have they mentioned the additional annual costs to operate it, while acknowledging the need for it. On the $100 million of operating cost savings, our own analysis suggests they could possibly derive about two-thirds of that when you take into account the additional cost to scale up and maintain the infrastructure.

As Gill will touch on, for example, CME has deployed more than five times the CapEx that ICE has over the past five years to build out our highly reliable, very efficient technology footprint. We strongly doubt they can achieve this level of synergies, especially when you consider they don’t have the benefit of a trading floor consolidation, which in CME’s case equates to almost $20 million per year of cost savings.

Finally, on the $90 million of clearing synergies, it looks like ICE took the costs currently incurred by the CBOT for clearing with little regard to the costs associated with operating a major clearing house. We estimate that the cost for an entity clearing the levels of volume generated by ICE, CBOT and NYBOT are likely to be at least 40 to $60 million per year. This is a conservative estimate given the approximately $44 million of expense the Board of Trade Clearing Corporation incurred to clear 1.8 million contracts a day in 2003, less than half of their current average daily volume.

In addition, the logic of claiming the full $90 million of the synergy is questionable because it does not take into account that CBOT may have been able to achieve some savings on a stand-alone basis when the current clearing agreement with CME expires in 2009.

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

To sum up, we believe the realistic estimate of synergies on the ICE proposal is about 55 to 75% lower than what ICE is portraying. We believe the CME deal is superior to the ICE proposal and provides the maximum long-term opportunity for CBOT shareholders. The ICE proposal is predicated on questionable synergies, while CME’s deal is based on synergy estimates that have withstood the scrutiny of the professionals in the trenches at both CBOT and CME.

I will now hand over the presentation to Kim Taylor, who will talk about why we believe the ICE proposal is operationally inferior to the CME/CBOT merger and may present systemic and financial risks to customers and shareholders.

Kim Taylor—Chicago Mercantile Exchange Holdings—President & Managing Director, Clearing House

Thanks, Jamie. Slide 20 shows that to measure the effectiveness of a clearing house most people would look for four things—rock solid operational reliability, including adequate capacity to process huge peaks in activity; a high degree of risk management and financial integrity that is appropriate to the particular product and customer mix; the ability to provide low-cost services, including systems and capital efficiencies; and the ability to scale and adapt to support the high-growth and innovation rate of the derivatives business.

Slide 21 shows some operational data points. In 2006 our clearing house handled 2.1 billion contracts, while NYBOT clearing handled 45 million contracts. On an average basis, the Board of Trade trades 18 times the volume of NYBOT. On our peak day on February 27 we cleared 24.8 million contracts, while the NYBOT peak occurred on February 9 with 373,000 contracts traded, which is shown on the next slide. So the Chicago Board of Trade is running 30 times more than NYBOT at peak as also shown on slide 20.

CME clearing is a world-class provider of risk management services. Everyday our customers benefit from the safety and soundness attached to the clearing process. This is a key competitive advantage that our exchange traded business has over the OTC marketplace. Margining is an important risk management feature as seen on slide 23, and much has been made lately of the differences between growth margining and net margining due to the inaccurate statements made by ICE. I would be happy to talk in detail with anyone who wants to better understand the specifics of the margin calculation, but let me make just a couple of general comments.

Most importantly, you must understand that margin does not drive trading. Liquidity and product opportunity drives trading. Margin efficiencies are a second or third order benefit. That said, NYBOT currently uses gross margining. ICE has stated that they will move to net margining. CME currently uses net margining for all clearing member proprietary accounts.

For CBOT customer accounts, CME currently provides what I will call optimal margining. Clearing members can choose whether to have their customer account margins gross or net so they can get the type of margin treatment that is most optimal for their particular portfolio. For about a quarter of the clearing numbers, gross margining is actually more optimal. So net margining would be a step backwards from the type of margining treatment afforded to CBOT products now.

Turning to slide 24, as a key global risk management center, the Board of Trade needs to be able to provide market participants with the highest degree of price transparency, market integrity and financial integrity. That is ultimately what the Chicago Board of Trade sells. And CME clearing has been a proud partner to CBOT in risk management and financial integrity services over the past few years.

We have 109-year history of running a clearing house without a clearing member default. We are a recognized industry leader in risk management. Our tools and practices are geared to maximize the early detection of potential problems, and we have a strong history of taking prudent and effective actions to correct or contain problems before they reach the level where they could have systemic implications.

We are also proven crisis managers. Whether it is the crash of ‘87, various industry default events, the Refco parent bankruptcy, or this fall’s volatile grain market, our depth of risk management experience and ability to strike a prudent balance between fostering growth and ensuring market and financial integrity has contributed to successful systemic risk containment.

Not all clearing houses have a similar risk management record. In the [Klein] default from a few years ago, NYBOT clearing experienced some problems with manipulation of settlement prices, leading to clients ultimate default to the NYBOT. Along with that came subsequent lawsuits and CFTC action. Our risk management capabilities also have the proven scale to handle the Board of Trade’s business as seen on slide 25. The Board of Trade open interest approaches $16 million with CME open interest contributing another $44 million. Contrast that with NYBOT’s 2.5 million in open interest. Or on a mark-to-market basis, CME moves $1.8 billion in average daily settlements and $8.5 billion at peak. We estimate NYBOT’s peak mark-to-market exposure to be under $200 million. At peak, which is an absolutely critical time for the clearing house to perform, that is a 40 times scaling hurdle.

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

Another feature of the combination of CME and CBOT clearing is the capital efficiencies it offers.

Turning to slide 26, at the outset of the common clearing arrangement, clearing members realized $1.6 billion in margin efficiencies between CME and CBOT products and another $200 million in guarantee fund efficiencies. Subsequent innovations in margining calculations have shifted about half of these efficiencies to be internal to the Board of Trade product set. So the cross product efficiencies now fluctuate between $700 million and more than $1 billion.

In looking at the likely effects of moving the CBOT clearing to NYBOT ICE, we found that all but 50 million of the margin efficiencies disappear. The reason for this is the very low correlations we observed between the Board of Trade and the NYBOT ICE product set. Between interest rates and energy products, for example, the correlations are negligible.

A review of the guarantee fund produces a negative efficiency on the order of $550 million, accounting for likely increases in the CME guarantee pool from the loss of diversification and making prudent assumptions about the size of the guarantee fund needed to support the Board of Trade business on a stand-alone basis. That is a total estimated disruption to capital efficiencies of between 1 and $2 billion.

I would end my clearing comments with a few words on growth on slide 27. The growth rate of this business is astounding, and the innovation rate of the derivatives business is staggering, and the Board of Trade has a clearing house now with the infrastructure, capacity, resources and expertise to facility that growth. Using our clearing 360 capabilities, we can even contribute to driving growth of related OTC business.

NYBOT’s focus will have to be on absorbing the business. And since five of the top 10 Board of Trade clearing members don’t have a clearing presence at NYBOT now, it is more than just the NYBOT clearing house who will be distracted. The CBOT clearing members and end users will also be distracted.

I am now going to turn this over to Phupinder Gill who will talk about how we believe ICE’s proposal poses significant execution and integration risks that could adversely affect customers and shareholders.

Phupinder Gill—Chicago Mercantile Exchange Holdings—President & COO

Thanks very much. Good morning. I wanted to touch on three things that relate to technology. That is investment, performance and execution, and I will also talk about the financial and operational impact to our clients.

Before that, I think we must look at slide 29 where you can see that two-thirds of all mergers fail because of poor execution. We are highly confident in our ability to execute this large-scale transaction. With the clearing already integrated three years ago, our main focus will be on the trading platform. In this regard, we are confident enough to have announced last week that we have pulled in the days for the cutover of Globex to the first quarter of 2008.

As you can also see on the next slide, with respect to investments, as Jamie pointed out, CME has spent a considerable amount of CapEx developing a world-class Globex platform with the widest distribution. In the last five years, we have spent more than $360 million on CapEx compared to less than $100 million for the ICE. We have invested in distribution and currently are connected to almost twice the number of countries that ICE is and have trading hubs in Europe and Asia to facilitate trading on Globex as shown on slide 31.

We also reach most if not all of ICE’s Futures clients as a result of providing trading services for Nymex.

A point of note for everyone. The CBOT’s current distribution is similar to CME and represents a merger savings for us. The ICE proposal will require them to double the current ICE distribution simply to handle day one business much less growth.

We have also invested in performance and capacity. Slide 32 also shows that our speeds have improved despite handling significant order volumes. In fact, in 2006 we reduced response time by 50% while handling 1.3 billion in volume.

Turning to performance now, we regularly spend a lot of time with our energy clients who trade both on Globex and ICE to gather feedback on CME’s performance. We consistently hear reports of the ICE platform being challenged during peak trading at the precise time you need systems to be at their best. ICE’s proposal calls for a several fold overnight ramp-up in trading to accommodate CBOT’s current volume levels. This is a significant risk for a system not yet tested in high velocity financial trading.

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FINAL TRANSCRIPT

Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

The advantages in the Globex platform can be seen in the WTI volumes that Craig talked about. ICE made a statement that they successfully complete head-to-head with Globex in energy and are doing phenomenally well. Well last Friday ICE traded only 147,000 WTI contracts, while CME Globex traded an equivalent 356,000. This 142% difference was the highest differential between CME and ICE that we have had. On Monday that jumped to 148%. As with Nymex markets, CME wants to fuel CBOT growth.

ICE does not appear to have invested in options functionality, while CME trades more than 200,000 electronic contracts a day with response times averaging 2.5 milliseconds. Compare that to the 14,000 contracts that ICE traded last month.

On the right side of this slide, you will also see some performance characteristics. As you can see, in January this year we handled more than 1.1 billion orders, and on March 14 we processed more than 92 million orders in a single day. As part of the CBOT/Globex cutover schedule for the first quarter of 2008, we will be ramping up this capacity by at least 60% to accommodate the Chicago Board of Trade’s business.

This emphasizes the execution point that I want to make here. While it is normal for systems to maintain capacity of 1.5 to 2 times the last known peaks, it is not normal or usual for systems to scale by more than 10 times to handle simply day one traffic. This is extremely high risk, and any execution expert will tell you that. You also keep hearing talk from ICE about having time to convert. Well, in a cutover there’s no such thing as time. That’s why we call it a cutover. It is one time, and even if it went to a phased cutover, no customers like to be stranded on different platforms for extended periods of time.

On slide 33 we show some fundamental functionality that is also not available on the ICE platform at this time.

Finally, turning to clients, we have published our savings to end clients of 70 million per year conservatively. About 50 million of that is based on related savings by going from two floors to one, and the remaining amount is from efficiency of using Globex. In our view the costs to the end-user impacts their bottom-line directly and are meaningful.

If you look at slide 34, you can see the categories of potential costs increases for users. 60% of CBOT’s clearing customers have no relationships with the NYBOT clearing house. This requires duplicate clearing interfaces and deposits with two clearing houses rather than one. Large CBOT financial customers likely need to increase development costs to write to the ICE electronic platform. As Kim mentioned, five of the largest in 10 clearing numbers by volume are not NYBOT clearing numbers. All this potentially introduces significant operational and financial risk and stress to the clearing system.

Finally, my last slide shows the benefits to customers and ultimately shareholders, including cost savings, ability to trade complementary products, the benefit of using a high-performance and reliable trading system and the expected seamless transition as we continue our work for a flawless integration as we have done with both the CCL, the Common Clearing Link, and the Nymex arrangement.

With respect to this last point, CME has the capability, the experience, the management and the culture to integrate the CBOT efficiently, effectively and immediately. CME integrated CBOT’s clearing within seven and a half months with no market disruptions. CME has integrated Nymex’s markets and Globex within two months. These markets have traded upward of 800,000 contracts a day. Based on the five months of integration planning that we have done with the Board of Trade, both CME and CBOT management are confident that we can bring the benefits of integration to shareholders and customers in early 2008.

With that, I will turn the call back to Craig to summarize.

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Thank you. On behalf of all of my colleagues at CME, we want to thank you for this opportunity to explain why we believe the unsolicited ICE proposal is clearly inferior to the CME/CBOT merger agreement. We are convinced that the ICE proposal will disadvantage CBOT’s clearing members and customers by transferring business to an exchange with the highest transaction costs and operating margins in the industry, and by destroying the substantial clearing and capital efficiencies already enjoyed by CME and CBOT’s respective customers and users.

We understand that CBOT’s Board of Directors has indicated that they will carefully examine the ICE offer and its underlying assumptions. We are extremely confident that the CBOT board and management will conclude, as have we, that the ICE proposal is significantly inferior to the

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FINAL TRANSCRIPT

Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

current CME/CBOT combination. Because, among other things, ICE offers CBOT shareholders a weaker currency, ICE limits CBOT’s comparative future growth potential and value creation opportunities. ICE significantly exaggerates the estimated synergies, and ICE poses significant execution and integration risks that could adversely affect customers and shareholders alike.

In conclusion, CBOT shareholders are being offered a minnow trying to swallow the whale alternative fraught with execution risk and overstated synergies. When combined with the run-up in ICE stockprice and their high stock volatility, it becomes more apparent that this is an inferior offer compared to the CME/CBOT agreement.

Thank you for joining us today, and thank you for your continued interest in CME.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Rich Repetto, Sandler O’Neill.

Rich Repetto—Sandler O’Neill—Analyst

I don’t have any specific questions on all the information or the data you have put out. But I guess the question is, what is next in regards to timelines? What would we expect as analysts is the next point that you’re looking to move your process forward?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Yes, thanks for that question. Obviously we have a definitive merger agreement with the Chicago Board of Trade. We are continuing along the path of working together towards our integration planning and ultimately the integration of the two companies. We have mentioned before that we continue to be on track with the Department of Justice. We are now going to be looking for the Board of Trade to complete their discussion and their exchange of information with ICE based on the unsolicited proposal that ICE made, and we will be moving forward through that process as the Board of Trade completes it.

Rich Repetto—Sandler O’Neill—Analyst

Okay. So we really have to wait for the Board of Trade then and their review of the ICE proposal?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Yes. The Board of Trade has indicated that it is going to examine that proposal more carefully. Again, we believe that they will conclude as we have that it is an inferior proposal.

Rich Repetto—Sandler O’Neill—Analyst

Understood. One follow-up. The shareholder vote, I understand where you are coming from, but I’m just trying to understand, what is the benefit to having it other than getting it done prior to the DOJ approval and maybe saving time? But more significant benefits are real rational reasons to have it before the DOJ rules?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Well, I think I have addressed that point already in stating that we are expecting to be able to successfully complete our transaction and to secure the approval of the Department of Justice. I think I have mentioned that we have provisions on our definitive agreement with the Chicago Board

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

of Trade that do not require either party to complete the transaction in the event that there were—we think in the very unlikely event that there were any kind of materially burdensome condition imposed on us. And so there’s absolutely no reason for us not to ultimately proceed toward the conclusion of a shareholder vote prior to that time. That is a very normal and regular occurrence in an industry like ours.

Rich Repetto—Sandler O’Neill—Analyst

Understood, so thanks very much.

Operator

Mark Lane, William Blair & Co.

Mark Lane—William Blair & Co.—Analyst

Thanks for hosting the call. You laid out a lot of details. Some of it in quite a lot of detail regarding ICE’s current capability and NYBOT’s current capability, particularly on the clearing side, even on the technology side. Have you done a similar analysis or considered alternatives to NYBOT or the ICE system, whether it is using the LCH clearing or other alternatives that may give that platform a little bit more flexibility?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

You know, I don’t really have a very good answer for that. Obviously I think ICE has made it abundantly clear that they plan to transfer the vast majority of their clearing activity, if not ultimately all of their clearing activity, to the NYBOT clearing house. And so given their own public statements on that, we certainly have not viewed that as a necessary analysis.

Mark Lane—William Blair & Co.—Analyst

Okay. Thank you.

Operator

Richard Herr, KBW.

Richard Herr—KBW—Analyst

I think you have done an excellent amount of information on the different bids. I think what a lot of investors are most curious about is particularly whether CBOT shares are trading, what should be looking for to see if CME revisits the valuation they have placed on CBOT in this merger?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

You know, I think that is very easy to deal with. We don’t see any need to address that. This is very clearly by virtue of what we have described, a significantly inferior offer to the CME/CBOT merger agreement.

Richard Herr—KBW—Analyst

Okay. That is helpful. Thank you.

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

Operator

Ken Worthington, JPMorgan.

Ken Worthington—JPMorgan—Analyst

I think you have done a pretty good job discussing the benefits to firms and traders on CBOT. Yet some of the large traders, including some bulk bracket firms even though they see these benefits that you have laid out, I have heard and I guess supposedly still oppose the CME/CBOT merger. I guess given the benefits that you are providing these firms, how do you reconcile the fact or the data point that they still don’t necessarily support the CME/CBOT merger?

And then if you could maybe talk about competitive objections versus what really is antitrust? In other words, just because there may be some competitive issues here, does not mean it is actually antitrust. Thank you.

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Yes. Thanks for that question. Maybe a couple of points and I’m going to ask our President, Phupinder Gill, to also weigh in on that.

I think, first of all, it is important to point out that we have received a tremendous amount of support for the CME/CBOT merger from many of the largest true end-user clients of our respective exchanges and markets. These are the people who tend to generate the order flow and also the liquidity and who tend to pay the vast majority of our fees. And so we are quite pleased with the support that we have gotten from what we think is ultimately the most important constituency that we have.

You know, I do think that you’re onto a good point. I think it is a real curiosity why certain firms would support a clearly interior merger proposal that is not beneficial to them as shareholders or as intermediary clearing members, and obviously we do think there are some competitive elements to their motivation for doing that. Gill?

Phupinder Gill—Chicago Mercantile Exchange Holdings—President & COO

I think just to add to what Craig said, when we implemented the Common Clearing Link in 2003, the firms cheered that on precisely because of the savings in margins and more importantly the operational savings from single interfaces, and the growth that both the Chicago Board of Trade and the CME experienced since that time has returned that initial investment to the firm several times over at this time. It seems to us that they are supporting a transaction that will dismantle the $17 million of savings to our firm, that will dismantle the margin savings, and it will add a security deposit, a capital requirement to both firms trading and clearing at the NYBOT, as well as those at the CME. So ultimately I am a little confused and not sure why. What is encouraging to us is, as Craig points out, the vast majority of our end-users and many of our intermediaries support this.

Terry Duffy—Chicago Mercantile Exchange Holdings—Chairman

This is Terry Duffy. I just want to add one other thing. I think it is kind of ironic that firms are supporting a transaction of ICE/CBOT when the average rate per contract at ICE is double the CME today, which is $1.33 roughly. They have the highest operating margins of any exchange in the business, and all of a sudden they have become very supportive of a transaction between ICE and CBOT.

So again, I think Craig outlined it earlier, I think there are some competitive issues that we are concerned with there.

Phupinder Gill—Chicago Mercantile Exchange Holdings—President & COO

Just to add to that point, as you know, cost has been a major issue with a lot of the firms that have been pushing the exchanges to drive our costs down. The CME and the Board of Trade’s costs have been declining to speak just for the CME alone. Our rate per trade has dropped from $0.70 to about $0.65. And here you have a rate per trade at the ICE that is, as Terry points out, $1.33, and it is another point of confusion. They are not giving you an answer, but just another point of confusion for us.

Ken Worthington—JPMorgan—Analyst

Great. And then on maybe can you discuss competitive objections are not necessarily antitrust. Any comments you can make there as well because I know you have done a lot more work on antitrust than probably just about anybody else.

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FINAL TRANSCRIPT

Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Right. Well, I mean I think a couple of points there. Obviously we think the Department of Justice is very accustomed to sorting through competitors’ positions and competitors’ interests versus the kind of issues that the DOJ is supposed to concern themselves with. I think we’re very confident that the DOJ facet of reviewing this are acutely aware of some of the feedback that they might be getting and whether that is really relevant to their investigation or whether that just reflects the parochial interests of some of the people that are approaching DOJ or that they are talking to.

We’re very confident. We think we have the right view of how to define this marketplace. I think it is increasingly evident that our view is correct, and I think the DOJ will be able to sort that out.

Ken Worthington—JPMorgan—Analyst

Thank you. And then a technical question. You kind of hit on it, but I just want to clarify. CBOT has pushed back its vote. Is it possible for that vote to be delayed until after the DOJ has ruled on the merger?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

I do not how to answer that question, whether you’re asking whether that’s a theoretical possibility or whether that is desirable. I think that right now the Board of Trade’s Board of Directors has decided to investigate that proposal I think for obvious reasons, and I think that determination is up to them.

Ken Worthington—JPMorgan—Analyst

Okay. So I was going theoretically. Does a vote need to take place before the DOJ has to rule? In other words, can the DOJ just because there is an agreement agreed upon by the management teams does not mean it is agreed upon by the shareholders. Does the DOJ wait for shareholder approval, or can they just come back at any point in time?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

The two things are not linked. As I mentioned before, there is absolutely no reason why we could not or should not have a vote on this prior to the DOJ determination. Obviously we want to keep moving forward with our transaction as a superior proposal to the ICE proposal. It provides very significant value for our customers and shareholders. We’re well on our way through integration, and we want to keep moving forward and plan to do so.

Operator

Mike Vinciquerra, BMO Capital Markets.

Mike Vinciquerra—BMO Capital Markets—Analyst

The meeting you’re having this afternoon, is there going to be any real difference between what you talk about at that meeting versus what we’re talking about here this morning?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

We plan to cover many of these same points, and obviously that will be dependent on the nature of the questions that we might get from the CBOT shareholders. But we are largely planning to obviously share with the CBOT members and shareholders our view that the ICE proposal is clearly inferior to our own.

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Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

Mike Vinciquerra—BMO Capital Markets—Analyst

Fair enough. Thank you. And then can I judge from your comments, Craig, that when you talk about the exercise right to the CBOE that you don’t think CBOT as a surviving entity really is going to have anything to do with it from a legal standpoint?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

I have said before many times that we are very comfortable that we have looked at these issues very closely. Obviously the Board of Trade’s own expert legal counsel, who is very familiar with the exercise right agreements with the Chicago Board Options Exchange, has been dealing with these issues for many, many years, is very confident that our transaction as structured does not adversely affect the exercise rights. I want to point out that the CBOT exchange entity that is a party to those exercise right agreements is unaffected by the merger of CME holdings and CBOT holdings. So we do not believe that there is any concern with respect to the exercise rights. We have said that before, and as I pointed out during the call, the ICE proposal offers nothing different or nothing new and certainly does not represent the guarantee of the preservation of the exercise rights.

Mike Vinciquerra—BMO Capital Markets—Analyst

Great. Thank you. I don’t mean to push any issue. Just we continue to get questions on that. I just wanted to clarify. Thanks a lot.

Operator

Scott Appleby, Deutsche Bank.

Scott Appleby—Deutsche Bank—Analyst

A couple of things. They are really more detail and qualitative. One of which is, is it appealing to the members—and I know you haven’t talked to all of them but certainly some of them—that the Board of Trade as an entity remains, and is that appealing from the ICE proposal?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

You know, I think it would be awfully presumptuous for us to comment on what is in the hearts and minds of the CBOT members and shareholders beyond I think the obvious, which is that I think there is a tremendous amount of enthusiasm for a combination of the two greatest exchanges in the world. I think that this is something that the Chicago community has been literally waiting decades for. I think they are very proud of this accomplishment, and I think they are very bullish on the future of the combined company.

Scott Appleby—Deutsche Bank—Analyst

Okay. The other question is also pretty simple—you may not be able to answer this—why do you think the ICE canceled their call yesterday?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

I cannot speculate on that. I don’t know.

Scott Appleby—Deutsche Bank—Analyst

Okay. Thanks, Craig.

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FINAL TRANSCRIPT

Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

Operator

Howard Chen, Credit Suisse.

Howard Chen—Credit Suisse—Analyst

Just a quick one for me. Craig, you mentioned in the prepared remarks a potential deal closed by the end of the first half of ‘07. Is that a refinement from the previous mid-07 close estimate, and if so, why the increased confidence?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Sorry if I misstated that. I mean we’re still on the same projected timetable as we said before, which is by the middle part of this year.

Howard Chen—Credit Suisse—Analyst

Okay. I just wanted to make sure if that was a refinement of the message. Thanks.

Operator

Edward Ditmire, Fox-Pitt Kelton.

Edward Ditmire—Fox-Pitt Kelton—Analyst

It seems like you guys have addressed most of the real attack points of the ICE announcement. But if I am not mistaken, you guys have not addressed the metals business, which they said that one of the byproducts of the CME/CBOT merger would endanger the CBOT metals business. Do you have any comments on that?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Only I think what we have said before on that, which is that in terms of the combined company, we obviously want the best outcome for the shareholders. We have a very valuable agreement with the New York Mercantile exchange for trading not only their very significant energy products, but also their very rapidly growing electronics metals contracts. They have been doing extraordinarily well on CME Globex over the last three months and at this point in time actually represent the larger pool of liquidity and average daily volume in the gold and silver contracts. So we’re looking at this in terms of optimizing the total benefit for the combined shareholders of the CME and the CBOT, and we have not made any determinations about the CBOT metals business. And I don’t think you should read into anything that ICE says that we have made a determination on that.

Operator

Richard Herr, KBW.

Richard Herr—KBW—Analyst

Thank you for taking my follow-up. There was another deal a few months back where one of the bidders promised some concessions in terms of trading fees. If I’m reading the FIA statement, it seems that the concern of the CME Board of Trade getting together might be along trading fees. Now I understand why you have—it has been difficult to comment on trading fees whether up or down in the last—basically since October. But would CME consider basically extending an olive branch to the Futures Association and promising something in the form of trading concessions in order to get this deal done?

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FINAL TRANSCRIPT

Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Yes, I think that those promises have been made for many, many years. That is why we are the low-cost provider in the industry. If you look at the fees that we charge for the largest users of the market, which include the proprietary trading activity of the vast majority of our clearing member firms, I think that going back to the conversation earlier, it is a real curiosity why they would express concern in the case where our average rate per contract is going down. We have been quite clear about our commitment to our pricing strategies, and yet they seem to be supportive of a transaction by an exchange that has the highest average rate per contract, just increased prices and is bragging about its highest operating margins in the entire industry. So I think it is quite unnecessary for us to do anything than what we have done, which is adhere to our pricing strategy.

Jamie Parisi—Chicago Mercantile Exchange Holdings—CFO

Let me amplify a little bit on that. As Craig mentioned, we do have this bifurcated fee structure. If you look on our e-minis, for example, the largest traders in the e-minis are paying $0.095 a side, per side versus the average rate over at the ICE of $1.33. Similarly, on the interest rates, the largest traders are somewhere around $0.13 a side. So there’s a huge gulf in the rates for the largest liquidity providers.

Operator

Jonathan Casteleyn, Wachovia Securities.

Jonathan Casteleyn—Wachovia Securities—Analyst

I am just kind of curious how you would answer this question. I believe it is probably forthcoming later on in the day, but outside of the very robust operational benefits you have outlined today, why was—why would an institutional hedge fund asset manager, etc. accept the offer for $1 billion less currently as stated in the market value outside of obviously what we have all pointed out is very volatile stocks, etc.? But I mean why does a CME member or stockholder pay $30 less or excuse me $20 less under your scenario as pointed out?

Craig Donohue—Chicago Mercantile Exchange Holdings—CEO

Well, I think I will take that very directly. I think that is based on a lot of false assumptions and a lot of dreams. We have pointed out clearly that they have exaggerated their synergies. We don’t think that they have the scale, the capacity, size or scope to be able to take on a transaction of this size, and so that premium is illusory.

Operator

Due to time constraints, that does conclude our question and answer session for today. I would like to turn the conference back over to Mr. Peschier for any closing or final remarks.

John Peschier—Chicago Mercantile Exchange Holdings—Director, IR

Well, we would like to thank you all for your participation today, and we will keep you up-to-date as we proceed with this transaction. Thank you.

Operator

That does conclude today’s conference. We thank you for your participation. Please have a good day.

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FINAL TRANSCRIPT

Mar. 22. 2007 / 8:30AM ET, CME - Chicago Mercantile Exchange Holdings Inc. Analyst Conference Call

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